FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations my continue. See Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL OMB No. 3235-0287 Expires: 12/31/01 Estimated average burden hours per response: .05

(Print or Type Response)
1. Name and Address of Reporting Person* Tansky Burton M. (Last) (First) (Middle) The Neiman Marcus Group, Inc. 1618 Main St.	2. Issuer Name and Ticker or Trading Symbol The Neiman Marcus Group, Inc. (NMG.A) 3. IRS or Social Security Number of Reporting Persons (Voluntary)	6. Relationship of Reporting Person(s) to Issuer (check all applicable) X Director 10% Owner X Officer Other (specify below) President and Chief Executive Officer
(Street) Dallas Texas 75201	4. Statement for Month/Year April 2002	7. Individual or Joint/Group Filing (Check Applicable) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	5. If Amendment, Date of Original (Month/Year)

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security	2. Trans- action Date	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Bene- ficial Ownership (Instr. 4)
	(Month/ Day/ Year)	Code	V	Amount	(A) or (D)	Price
Common Stock, Class A	4/10/02	M		10,000	A	$12.00		D
Common Stock, Class A	4/12/02	M		21,500	A	$14.50		D
Common Stock, Class A	4/10/02	S		10,000	D	$38.4147		D
Common Stock, Class A	4/12/02	S		15,000	D	$38.0469		D
Common Stock, Class A	4/12/02	S		10,500	D	$38.48		D
Common Stock, Class A	4/15/02	S		6,500	D	$37.0595	33,000	D
Common Stock, Class A (Restricted)							12,000	D
Common Stock, Class A (PARS)							27,900	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Deriv- ative Sec- urity (Instr. 3)	2. Conver- sion or Exercise Price of Deriv- ative Security	3. Trans- action Date (Month/ Day/ Year)	4. Transac- Code (Instr. 8) Code V	5. Number of Deriv- ative secur- ities Acq- quired (A) or Disposed of (D) (Instr. 3, 4 and 5) (A) (D)	6. Date Exer- cisable and Ex- piration Date (Month/Day/ Year) Date Expira- Exer- tion siable Date	7. Title and Amount of Underlying Sec- urities (Instr. 3 and 4) Amount or Num- ber of Title Shares		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Num- ber of Deriva- tive Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Own- ership Form of Deriva- tive Secu- rity: Direct (D) or Indirect (i) Instr. 4	11. Na- ture of Indirect Benefi- cial Owner- ship (Instr. 4).

Employee Stock Option(1)	$12.00	4/10/02	M	10,000	9-21-1993 -thru 9-20-2002	Common Stock	10,000	$12.00		D
Employee Stock Option(1)	$14.50	4/12/02	M	21,500	9-17-1994 thru 9-16-2003	Common Stock	21,500	$14.50	368,200	D

|

Explanation of Responses:
(1)  Option granted pursuant to The Neiman Marcus Group, Inc. 1987 Stock Incentive Plan that includes tax withholding rights. Options vest at a rate of
20% per year beginning on the first anniversary date of the grant.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one person, see Instruction 4(b)(v).
** Intentional misstatements or omission of facts constitute Federal Criminal
Violations. See 18 U.S. 1001 and 15 U.S.C. 78ff(a).
If space is insufficient, see Instruction 6 for procedures.

Burton M. Tansky **Signature of Reporting Person	April 24, 2002 Date